                   SECURITIES & EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              FORM 11-K

 (Mark One)

      [X] Annual report pursuant to 15(d) of the
                   Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

                                       or

      [ ] Transition report pursuant to Section 15(d) of the
                   Securities Exchange Act of 1934

For the transition period from ___________ to _____________

Commission file number: 0-18847

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

                           HOME FEDERAL BANCORP
           EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
         (FORMERLY HOME FEDERAL BANCORP EMPLOYEES' SALARY SAVINGS PLAN)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           HOME FEDERAL BANCORP
                           501 Washington Street
                           Columbus, Indiana 47201

                           REQUIRED INFORMATION

FINANCIAL STATEMENTS:

     A list of the required financial statements filed as part of this
Form 11-K is set forth on page F-1.  The consent of Deloitte & Touche LLP to the incorporation by reference of these financial statements into the
Form S-8 Registration Statement relating to the Plan (Reg. No. 33-58912 is set forth as Exhibit 23.1 hereto.

                                SIGNATURES

     The Plan.  Pursuant to the requirements of the Securities Exchange
Act of 1934, the Plan has duly caused this Annual report to be signed on its behalf by the undersigned Plan Committee thereunto duly authorized in the City of Columbus, and the State of Indiana, on this 24th day of
June, 2005.

                                        HOME FEDERAL BANCORP
                                        EMPLOYEES' SAVINGS & PROFIT
                                        SHARING PLAN AND TRUST

                                        By the Plan Committee:

                                        /s/ John K. Keach, Jr.
                                        John K. Keach, Jr.

                                        /s/ Charles R. Farber
                                        Charles R. Farber

                                        /s/ Mark T. Gorski
                                        Mark T. Gorski

                                        /s/ S. Elaine Pollert
                                        S. Elaine Pollert

                                     - 2 -

Home Federal Bancorp Employees' Savings and Profit Sharing Plan and Trust

       Financial Statements as of December 31,2004 and 2003,
       and for the Year Ended December 31, 2004, Supplemental
       Schedules for the Year Ended December 31, 2004, and
       Independent Auditors' Report

HOME FEDERAL BANCORP
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

TABLE OF CONTENTS

                                                                       Page

INDEPENDENT AUDITORS' REPORT                                             1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits as of
    December 31, 2004 and 2003                                           2

  Statement of Changes in Net Assets Available for Benefits
    for the Year Ended December 31, 2004                                 3

  Notes to Financial Statements                                        4-6

SUPPLEMENTAL SCHEDULES--                                                 7

  Form 5500, Schedule H, Line 4i--Schedule of Assets
    (Held at End of Year)as of December 31, 2004                         8

  Form 5500, Schedule H, Part IV, Question 4a--Delinquent
    Participant Contributions For the Year Ended December 31, 2004       9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                 10

NOTE:    Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's
         Rules and Regulations for Reporting and Disclosure under the Employee
         Retirement Income Security Act of 1974.

                                     F - 1

INDEPENDENT AUDITORS' REPORT

Plan Administrator and Members
Home Federal Bancorp Employees' Savings and Profit Sharing Plan and Trust
Columbus, Indiana

We have audited the accompanying statements of net assets available for benefits of the Home Federal Bancorp Employees' Savings and Profit Sharing Plan and Trust
(the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31,
2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of
December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets
(held at end of year) as of December 31, 2004 and delinquent participant contributions for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of
Labor's Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2004 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

May 13, 2005

HOME FEDERAL BANCORP
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

ASSETS                                                  2004           2003

INVESTMENTS At fair value:
  Home Federal Bancorp stock fund ............       $2,741,548     $3,171,718
  Collective Trusts ..........................        4,622,958      3,492,741
                                                     ----------     ----------
           Total investments .................        7,364,506      6,664,459

RECEIVABLES:
  Investment Income ..........................           20,190         20,498
  Contributions ..............................            3,217         49,820
                                                     ----------     ----------
           Total receivables .................           23,407         70,318
                                                     ----------     ----------
           Total assets ......................        7,387,913      6,734,777
                                                     ----------     ----------
LIABILITIES

ACCOUNTS PAYABLE .............................            3,279         46,641
                                                     ----------     ----------
           Total liabilities .................            3,279         46,641
                                                     ----------     ----------
NET ASSETS AVAILABLE FOR BENEFITS ............       $7,384,634     $6,688,136
                                                     ==========     ==========

See notes to financial statements.

                                     - 2 -

HOME FEDERAL BANCORP
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

INVESTMENT INCOME:
  Interest and dividends ....................................       $    85,622
  Net appreciation in fair value of investments .............            93,091
                                                                    -----------
           Total investment income ..........................           178,713
                                                                    -----------
CONTRIBUTIONS:
  Participant ...............................................           684,133
  Employer ..................................................           129,994
                                                                    -----------
           Total contributions ..............................           814,127
                                                                    -----------
DEDUCTIONS:
  Benefits paid to participants .............................          (266,192)
  Administrative expenses ...................................           (30,150)
                                                                    -----------
           Total deductions .................................          (296,342)
                                                                    -----------
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS ...........           696,498

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year .........................................         6,688,136
                                                                    -----------

  End of year ...............................................       $ 7,384,634
                                                                    ===========

See notes to financial statements.

                                     - 3 -

HOME FEDERAL BANCORP
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting--The financial statements of the Home Federal Bancorp
      Employees' Savings and Profit Sharing Plan and Trust (the "Plan")
      (previously the Home Federal Bancorp Employees' Salary Savings Plan prior to October 1, 2003) have been prepared on the accrual basis of accounting.

      Plan Assets--Plan assets are maintained in the custody of The Bank of New
      York (Home Federal Trust Department prior to October 1, 2003). Home
      Federal Bancorp and the Bank of New York are the trustees for the Employer
      Stock Fund and the Collective Trusts, respectively.

      Investments--Investments are stated at fair value. The fair value of the collective trusts is based on quoted redemption values as of the last day of the Plan year. Fair value of other investments is determined by quoted market prices. Investment transactions are recorded as of the trade date.
      Cost of investments sold is determined on a weighted average basis.

      Use of Estimates--The preparation of the financial statements in conformity with accounting principles generally accepted in the United
      States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Payment of Benefits--Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were $16,233, and $0 at
      December 31, 2004 and 2003, respectively.

      Risks and Uncertainties--Investments securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and statement of changes in net assets available for benefits.

2.    DESCRIPTION OF THE PLAN

      The following description of the Plan, as amended, is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

      General--The Plan is administered by the Human Resources Committee, which is a committee of no less than four persons appointed by the Home Federal
      Bancorp Board of Directors. The Plan is a contributory, defined contribution plan covering substantially all employees who have completed six months of service, attained at least 21 years of age, and who elect to participate in the Plan on any subsequent January 1, April 1, July 1 or
      October 1. The Plan is subject to the provisions of the Employee
      Retirement Income Security Act of 1974 ("ERISA").

                                     - 4 -

      Contributions--Participants may elect to contribute not less than one percent nor more than 25 percent of gross compensation, as defined, during each pay period. Participants can direct their contributions into one or more of the fourteen investment options offered by the Plan. Participant contributions are allocated 100 percent to the contributor's individual account balance on a monthly basis. Effective October 1, 2002, employees'
      contribution percentage to Home Federal Bancorp stock is limited to a maximum of 25 percent.

      Home Federal Bancorp's discretionary matching contributions during 2004, as set by the Board of Directors, were equal to $.50 for each $1.00 of eligible participant savings contributions up to a maximum of three percent of compensation. These contributions are separately identified in a "matching account." Employer contributions are allocated to investment options within each individual's account in the same ratio as individual employee contributions.

      Participant Accounts--Investment income or loss is allocated to individual accounts based on individual account balances relative to the total account balances as of the allocation date. Investment income or loss includes the net of earned interest and dividends and realized and unrealized gains and losses.

      Vesting--Participant contributions and allocated amounts of investment income or loss are at all times 100 percent vested. Matching account contributions become 100 percent vested upon attaining age sixty-five, disability or death, upon termination after attaining age fifty-five or upon termination of the Plan. Vesting prior to any of the previously noted
      attainments is determined as follows:

             Years of                                    Vested
             Service                                   Percentage

             Less than 3 years                              0%
             3 years or more                              100%

      A participant will be credited with one year of service for each Plan year in which the participant has at least 1,000 hours of service.

      Forfeitures--Forfeitures of a participant's nonvested portion of their matching account occur when a participant incurs five consecutive one year periods of severance. Forfeited amounts are held in a separate suspense account and are used to reduce future employer matching. At December 31,
      2004 and 2003, forfeited nonvested accounts totaled $2,699 and $6,772, respectively. During 2004, employer contributions were not reduced by amounts from forfeited nonvested accounts.

      Administrative Expenses--Home Federal Bancorp elected to pay all of the
      Plan's recordkeeper fees in 2004. The Bank of New York trustee and custody fees were paid from the net assets of the plan in 2004.

                                     - 5 -

3.    INVESTMENTS

      The following investments represent five percent or more of the Plan's net assets available for benefits as of December 31:

                                                              Fair Value
                                                           2004         2003

      Home Federal Bancorp Stock Fund                  $ 2,741,548  $ 3,171,718
      Barclays Global Investors Growth & Income Fund       811,945      571,889
      Barclays Global Investors Stable Value Fund          693,398      419,097
      Barclays Global Investors S&P Midcap Stock Fund      539,280      408,144
      Barclays Global Investors S&P 500/Growth Stock Fund               338,233
      Barclays Global Investors Growth Fund                413,055

      During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

        Mutual Funds                                  $ 423,167
        Stock Fund                                     (330,076)
                                                      ---------
        Total Appreciation                               93,091
                                                      ---------

4.    TAX STATUS

      The Plan was amended and restated on April 18, 1994, effective January 1,
      1994, to comply with the provisions of the Internal Revenue Code (the
      "Code"). Home Federal Bancorp received a determination letter dated
      October 3, 1995 from the Internal Revenue Service that indicated that the
      Plan, as then written, satisfies the requirements of Section 401(a) of the
      Code. The Plan has been amended subsequent to receiving the determination letter. The Plan Administrator believes that the Plan and related Trust are designed and, as of the date of the financial statements, are being operated in compliance with the applicable requirements of the Code, and as a result, no provision for income taxes has been recorded in the Plan's financial statements.

5.    PLAN TERMINATION

      Although Home Federal Bancorp has not expressed any intention to do so, it has the right to discontinue contributions at any time and to terminate the Plan. If the Plan is terminated, the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with the Employee Retirement Income Security Act of 1974 and its applicable regulations and with the Plan document.

                                     ******

                                     - 6 -

                          SUPPLEMENTAL SCHEDULES

HOME FEDERAL BANCORP
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 35-1807839
PLAN NUMBER: 002
DECEMBER 31, 2004

                                                        Fair
                                          Shares        Value

Home Federal Bancorp Stock Fund           137,016     $2,741,548

Barclays Global Investors Funds:
  S&P 500 Stock Fund                       18,951        322,740
  S&P Midcap Stock Fund                    21,358        539,280
  Money Market Fund                       309,252        309,252
  Government Bond Fund                      7,710        147,339
  Stable Value Fund                        45,188        693,398
  Income Plus Asset Allocation Fund        10,767        168,286
  Growth and Income Fund                   51,552        811,945
  Growth Fund                              27,300        413,055
  S&P 500/Value Stock Fund                 24,757        300,304
  S&P 500/Growth Stock Fund                41,261        359,384
  Russell 2000 Stock Fund                  19,398        313,664
  International Stock Fund                  3,816         81,310
  Nasdaq 100 Stock Fund                    28,697        163,001
                                                      ----------
TOTAL INVESTMENTS                                     $7,364,506
                                                      ==========

HOME FEDERAL BANCORP
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a
DELINQUENT PARTICIPANT CONTRIBUTIONS
EIN: 35-1807839
PLAN NUMBER: 002
YEAR ENDED DECEMBER 31, 2004

                  Relationship to
                  Plan, Employer,
Identity of          or Other               Description of
Party Involved    Party-in-Interest          Transaction              Amount

Home Federal      Employer/            Participant contribution         $75
Bancorp           Plan Sponsor         for an employee was not
                                       funded within the time
                                       period prescribed by D.O.L.
                                       Regulation 2510.3-102.  The
                                       June 2004 participant
                                       contribution was deposited
                                       in May 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Members
Home Federal Bancorp Employees' Savings and Profit Sharing Plan and Trust
Columbus, Indiana

We have audited the accompanying statements of net assets available for benefits of the Home Federal Bancorp Employees' Savings and Profit Sharing Plan and Trust
(the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31,
2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.
Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of
December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets
(held at end of year) as of December 31, 2004 and delinquent participant contributions for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of
Labor's Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2004 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

May 13, 2005